

October 12, 2010

David Goren, Esq.
Microsemi Corporation
2381 Morse Avenue
Irvine, CA 92614

> **Re: Actel Corporation**
> **Schedule TO-T Filed on October 4, 2010**
> **Filed by Artful Acquisition Corp. and Microsemi Corporation**
> **File No. 005-44993**

Dear Mr. Goren:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

Exhibit 99(A)(1)(A): Offer to Purchase

The Tender Offer, page 11

Terms of the Offer, page 11

1.   We note your statement on page 13 that any extension, delay, termination, waiver or amendment of the offer will be followed as promptly as practicable by public announcement if required. Please revise the reference to "promptly as practicable" to conform to the requirements of Exchange Act Rules 14d-3(b)(1), and 14d-4(d)(1).

Certain Material United States Federal Income Tax Consequences, page 18

2.   On page 18, you state that you have included a general summary of "certain" material United States federal income tax consequences. Please revise to discuss all material

federal income taxes and to remove the suggestion that your disclosure is not materially complete. See Item 1004(a)(1)(xii) of Regulation M-A.

Source and Amount of Funds, page 22

3.   You anticipate that $550 million will be required to fund the offer and merger, and disclose that the offer will be funded through use of the credit facilities. Even assuming the availability of the credit facilities, you appear to have secured financing arrangements for only $425 million. Supplementally clarify whether the $70 million closing loan may also be used to fund the acquisition of shares pursuant to the tender offer. Also, revise to further clarify how you intend to fund the total amount required to purchase all shares assuming the offer is fully subscribed.

4.   Please revise to specifically describe any alternative financing plans in the event the primary financing plans fall through. See Item 1007(b) of Regulation M-A. In this regard we note disclosure stating that "irrespective of the availability of the Financing," you would fund the offer through a variety of alternate means. Revise to clarify which of the options described constitute the bidders' alternative financing plans, if any. If you have no specific alternative financing plan, please revise to so state.

5.   Please update your disclosure regarding the credit facilities once the terms have been finalized, and file the requisite exhibits. See Items 1007(d) and 1016(b) of Regulation M-A. This comment also applies to any other loan agreements, such as the promissory note evidencing the Closing Loan, if applicable.

The Transaction Documents, page 26

Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in Merger Agreement, page 26

6.   The last sentence of the paragraph states that "[m]atters may change from the state of affairs contemplated by the representations and warranties, which subsequent information may or may not be fully reflected in Seller's or Parent's public disclosures." Please confirm your understanding that notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the filing not misleading.

Dissenters' Rights, page 48

7.   In the last paragraph on page 48, you state that the discussion of the rights of qualifying shareholders "does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters' rights and is qualified in its entirety by reference to Chapter 13 of the CGCL." Please revise to eliminate the suggestion that the summary is not materially complete.

Conditions of the Offer, page 50

8.   The first sentence of the first paragraph of this section references your right to "amend the Offer at any time." Please revise to clarify that you can only amend the offer prior to expiration.

9.   Please refer to condition (g) on page 51. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The determination of whether the Seller has failed to comply with or perform in any material respect with the agreements in the Merger Agreement, and the determination of whether any failure to do so has been sufficiently cured, appears to be left to the sole determination of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the filing persons' discretion may be judged.

10.   The paragraph on page 52 following the specified conditions states that the foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement. This language suggests that you have not provided a materially complete description of the offer conditions in the offer to purchase. Please revise to disclose any additional offer conditions that you have omitted, and to clarify that you will terminate the offer only pursuant to the specific disclosed conditions described in the offer to purchase. Also disclose how you would inform security holders of such termination. Refer generally to Section 14(e) of the Exchange Act.

11.   The first sentence of the final paragraph of this section states that "from time to time" you may waive any tender offer condition, or amend, modify or supplement any of the tender offer conditions or terms of the Offer. Please revise to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to "from time to time."

12.   When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 52 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

13.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Mellissa Duru, Special Counsel, at (202) 551-3757. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                      Sincerely,

                      Evan S. Jacobson
                      Attorney-Advisor
                      Office of Mergers & Acquisitions

cc: Via Facsimile (650) 473-2601
       Warren T. Lazarow, Esq.
       Loren J. Weber, Esq.
       O'Melveny & Myers LLP